UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FPIC INSURANCE GROUP, INC.
(Exact Name of registrant as specified in its charter)

Florida	**59-3359111**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

225 Water Street, Suite 1400, Jacksonville, Florida 32202
(Address of principal executive offices) (zip code)

Employee Stock Purchase Plan
(Full title of the Plan)

John R. Byers
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
(Name and address of agent for service)

Copy to:

Roberta Goes Cown, Esq.
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482

Calculation of Registration Fee

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered[1]	Proposed Maximum Offering Price Per Share[2]	Proposed Maximum Aggregate Offering Price[2]	Amount Of Registration Fee[2]
Common Stock, $.10 Par Value Per Share	200,000 Shares[1]	$30.05[2]	$6,010,000[2]	$707.38[2]

(1)   Plus such indeterminate number of additional shares as may become available for sale pursuant to the anti-dilution provisions contained in the Plan.

(2)   Pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933, as amended, the registration fee for the 200,000 shares covered by this Registration Statement has been calculated on the basis of $30.05 per share, the average of the high and low prices of the registrant's common stock as reported on the Nasdaq National Market on June 15, 2005.

This Registration Statement is being filed pursuant to Instruction E of Form S-8 and incorporates by reference the Registration Statement previously filed with respect to this Plan on Form S-8 (Registration No. 333-09365).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on the 17th day of June, 2005.

FPIC INSURANCE GROUP, INC.
(Registrant)

/s/ John R. Byers

John R. Byers
President and Chief Executive Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints John R. Byers, Kim D. Thorpe and Roberta Goes Cown, and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)
/s/ John R. Byers John R. Byers	President, Chief Executive Officer and Director (Principal Executive Officer)	June 17, 2005
/s/ Kim D. Thorpe Kim D. Thorpe	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 17, 2005

/s/ Robert O. Baratta, M.D.	Chairman of the Board	June 17, 2005
Robert O. Baratta, M.D.		
/s/ David M. Shapiro, M.D.	Vice Chairman	June 17, 2005
David M. Shapiro, M.D.		
/s/ John K. Anderson, Jr.	Director	June 17, 2005
John K. Anderson, Jr.		
/s/ Richard J. Bagby, M.D.	Director	June 17, 2005
Richard J. Bagby, M.D.		
/s/ Kenneth M. Kirschner	Director	June 17, 2005
Kenneth M. Kirschner		
/s/ M. C. Harden, III	Director	June 17, 2005
M. C. Harden, III		
/s/ Terence P. McCoy, M.D.	Director	June 17, 2005
Terence P. McCoy, M.D.		
/s/ John G. Rich	Director	June 17, 2005
John G. Rich		
/s/ Joan D. Ruffier	Director	June 17, 2005
Joan D. Ruffier		
/s/ Guy T. Selander, M.D.	Director	June 17, 2005
Guy T. Selander, M.D.		

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4	Employee Stock Purchase Plan*
5	Opinion of Roberta Goes Cown, Esq.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Roberta Goes Cown, Esq. (included in Exhibit 5)
24	Powers of Attorney (included in signature pages)

* As amended on June 2, 2004 by shareholder approval, incorporated herein by reference to FPIC Insurance Group, Inc.'s Definitive Proxy Materials (Commission File No. 1-11983) filed on April 29, 2004.

Exhibit 5


Roberta Goes Cown, Esq.
Corporate Counsel, FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202



June 17, 2005


FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

     Re: Registration Statement on Form S-8 Relating to Shares of Common
               Stock Issuable Pursuant to FPIC Insurance Group, Inc. Employee Stock Purchase Plan

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form S-8 (the "Registration Statement") of FPIC Insurance Group, Inc. (the "Company"), under the Securities Act of 1933, as amended, for the registration of 200,000 shares of common stock, par value $.10, issuable pursuant to the FPIC Insurance Group, Inc. Employee Stock Purchase Plan (the "Plan"), as amended. The common stock issuable pursuant to the Plan is referred to herein as the "Shares."

I have examined and am familiar with the following:

A.   Articles of Incorporation of the Company, as amended, as filed in the Office of the Secretary of State of the State of Florida;

B.   Bylaws, as amended, of the Company;

C.   The proceedings of the Board of Directors and shareholders of the Company in connection with the adoption of the Plan; and

D.   Such other documents, Company records and matters of law as I have deemed to be pertinent.

Based on the foregoing, it is my opinion that:

1.   The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Florida.

2.   The Shares have been duly authorized and when issued in accordance with the terms of the Plan will be duly and validly issued, fully paid and nonassessable.

I hereby consent to the inclusion of this opinion as Exhibit 5 in the Registration Statement. In giving this consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Roberta Goes Cown

Roberta Goes Cown, Esq.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2005 relating to the consolidated financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, of FPIC Insurance Group, Inc., which appears in FPIC Insurance Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

/s/ PricewaterhouseCoopers LLP

Jacksonville, Florida
June 17, 2005

Exhibit 5

Roberta Goes Cown, Esq.
Corporate Counsel, FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

June 17, 2005

FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

      Re: Registration Statement on Form S-8 Relating to Shares of Common
            Stock Issuable Pursuant to FPIC Insurance Group, Inc. Employee Stock Purchase Plan

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form S-8 (the "Registration Statement") of FPIC Insurance Group, Inc. (the "Company"), under the Securities Act of 1933, as amended, for the registration of 200,000 shares of common stock, par value $.10, issuable pursuant to the FPIC Insurance Group, Inc. Employee Stock Purchase Plan (the "Plan"), as amended. The common stock issuable pursuant to the Plan is referred to herein as the "Shares."

I have examined and am familiar with the following:

A.   Articles of Incorporation of the Company, as amended, as filed in the Office of the Secretary of State of the State of Florida;

B.   Bylaws, as amended, of the Company;

C.   The proceedings of the Board of Directors and shareholders of the Company in connection with the adoption of the Plan; and

D.   Such other documents, Company records and matters of law as I have deemed to be pertinent.

Based on the foregoing, it is my opinion that:

1.   The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Florida.

2.   The Shares have been duly authorized and when issued in accordance with the terms of the Plan will be duly and validly issued, fully paid and nonassessable.

I hereby consent to the inclusion of this opinion as Exhibit 5 in the Registration Statement. In giving this consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Roberta Goes Cown

Roberta Goes Cown, Esq.